Filed Pursuant to Rule 253(g)(2)

File - 024-11754

Supplement No. 20 to Offering Circular dated March 17, 2023

Cityfunds I, LLC

1315 Manufacturing Street

Dallas, TX 75204

972-445-7320

Best Efforts Offering of Membership Interests

This Offering Circular Supplement No. 20 (the “Supplement”) relates to the Offering Circular of Cityfunds I, LLC (the “Company”, “we”, “our”, or “us”), relating to the Company’s public offering under Regulation A of Section 3(b) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company is offering membership interests of each individual series of Cityfunds I, LLC on a “best efforts” basis.

This Supplement should be read in conjunction with the Offering Circular and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular and may not be delivered without the Offering Circular.

The purpose of this supplement is to disclose that we have commenced the Fund the Pipeline-01 Rewards Program (the “Rewards Program”) and are offering reward membership interests (“Reward Interest”, “Reward Interests”. “Reward”, or “Rewards”). The Fund the Pipeline-01 Rewards Program is available to all new and existing investors and is being offered through the Cityfunds by Nada App and the Company Website.

Rewards Program

Commencing on April 19, 2024, investors can make a Qualifying Investment or Qualifying Investments during the Qualifying Period to qualify for the Reward under the Fund the Pipeline-01 Rewards Program.

The “Qualifying Period” for this Program begins at 12:00 am CST on Friday, April 19, 2024 and continues until 11:59 pm CST on Thursday, April 25, 2024.

To qualify for the Reward under this Rewards Program, investors need to make a “Qualifying Investment” or “Qualifying Investments” during the Qualifying Period in a total amount between $1,000.00 and $4,999.99 in and/or across any Series of Cityfunds I, LLC to receive a 2.00% match in Series interests on the Qualifying Investment(s) pro-rata to the Qualifying Investment(s) made in each Series of Cityfunds I, LLC; or make a “Qualifying Investment” or “Qualifying Investments” during the Qualifying Period in a total amount between $5,000.00 and $14,999.99 in and/or across any Series of Cityfunds I, LLC to receive a 4.00% match in Series interests on the Qualifying Investment(s) pro-rata to the Qualifying Investment(s) made in each Series of Cityfunds I, LLC; or make a “Qualifying Investment” or “Qualifying Investments” during the Qualifying Period in a total amount between $15,000.00 and $100,000.00 in and/or across any Series of Cityfunds I, LLC to receive a 6.00% match in Series interests on the Qualifying Investment(s) pro-rata to the Qualifying Investment(s) made in each Series of Cityfunds I, LLC. Rewards will be determined at the end of the Qualifying Period by adding the total amount of an investor’s investments in each specific Series of Cityfunds I, LLC to determine if they have made Qualifying Investments in the Series’ of Cityfunds I, LLC to receive the Reward percentage match in Series interests pro-rata to the Qualifying Investment(s) made in each Series of Cityfunds I, LLC that investor is entitled to. Investors that make a Qualifying Investment or Qualifying Investments are eligible for only a single percentage match, either the 2.00% match, or the 4.00% match, or the 6.00% match, based on their total Qualifying Investments within the Qualifying Period and are ineligible to participate in multiple percentage matches.

Below are certain example scenarios of investments during the Qualifying Period which reference whether or not an investment or investments is considered to be a Qualifying Investment or Qualifying Investments in order to receive the Reward or Rewards.

Example 1 – During the Qualifying Period, if an investor makes a $500 investment in Series #Dallas, a $700 investment in Series #Houston, and a $1,000 investment in Series #Tampa, thus investing a total amount of $2,200, the investor is entitled to a 2.00% match in Series interests pro-rata to the Qualifying Investment(s) made in each Series of Cityfunds I, LLC during the Qualifying Period. The investor qualified for the 2.00% match by making Qualifying Investments during the Qualifying Period in a total amount between $1,000.00 and $4,999.99. The investor earns a $10.00 Reward in Series #Dallas, a $14 Reward in Series #Houston, and a $20 Reward in Series #Tampa. All Rewards are earned in Series membership interests

Example 2 – During the Qualifying Period, if an investor makes a $5,000 investment in Series #Dallas, a $1,000 investment in Series #Los Angeles, and a $1,000 investment in Series #Austin, thus investing a total amount of $7,000, the investor is entitled to a 4.00% match in Series interests pro-rata to the Qualifying Investment(s) made in each Series of Cityfunds I, LLC during the Qualifying Period. The investor qualified for the 4.00% match by making Qualifying Investments during the Qualifying Period in a total amount between $5,000.00 and $14,999.99. The investor earns a $200 Reward in Series #Dallas, a $40 Reward in Series #Los Angeles, and a $40 Reward in Series #Austin. All Rewards are earned in Series membership interests.

Example 3 – During the Qualifying Period, if an investor makes a $7,500 investment in Series #Austin, a $5,000 investment in Series #Dallas, and a $5,000 investment in Series #Houston, thus investing a total amount of $17,500, the investor is entitled to a 6.00% match in Series interests pro-rata to the Qualifying Investment(s) made in each Series of Cityfunds I, LLC during the Qualifying Period. The investor qualified for the 6.00% match by making Qualifying Investments during the Qualifying Period in a total amount between $15,000.00 and $100,000.00. The investor earns a $450 Reward in Series #Austin, a $300 Reward in Series #Dallas, and a $300 Reward in Series #Houston. All Rewards are earned in Series membership interests.

Example 4 – During the Qualifying Period, if an investor only makes a $5,000 investment in Series #Houston, the investor is entitled to a 4.00% match in Series interests pro-rata to the Qualifying Investment(s) made in each Series of Cityfunds I, LLC during the Qualifying Period. The investor qualified for the 4.00% match by making a Qualifying Investment during the Qualifying Period in a total amount between $5,000.00 and $14,999.99. The investor earns a $200 Reward in Series #Houston. All Rewards are earned in Series membership interests.

Example 5 – During the Qualifying Period, if an investor makes a $500 investment in Series #Houston, and another $500 investment in Series #Houston, thus investing a total amount of $1,000, the investor is entitled to a 2.00% match in Series interests pro-rata to the Qualifying Investment(s) made in each Series of Cityfunds I, LLC during the Qualifying Period. The investor qualified for the 2.00% match by making Qualifying Investments during the Qualifying Period in a total amount between $1,000.00 and $4,999.99. The investor earns a $20 Reward in Series #Houston. All Rewards are earned in Series membership interests.

Only Qualifying Investments made through the Cityfunds by Nada App or Company Website are eligible for the Reward. The investment or investments must be ordered and processed through the Cityfunds by Nada App or Website; investments made through a platform other than the Cityfunds by Nada App or Website are not eligible to receive the Reward through this promotion.

In order to receive the Reward, a Cityfunds by Nada investor must make a Qualifying Investment or Qualifying Investments according to the terms defined in the section above. In order to qualify for the Reward, investments must be ordered through the Cityfunds by Nada App or Website by 11:59 pm CST on April 25, 2024 (the “Qualifying Period”). The Reward will not be processed until sixty (60) days after the Qualifying Investments are marked as “settled” and the funds successfully placed in escrow. The Reward is not contingent on your investment settling during the Qualifying Period as long as the investment is placed through the Cityfunds by Nada App or Website during the Qualifying Period. We reserve the right to reverse any Rewards distributed to investors if their investment payment fails for any reason.

The Rewards Program is non-dilutive to the current offering. All Reward Interests are purchased by Nada Holdings, Inc, of which the Manager of Cityfunds I, LLC is a subsidiary to. These purchased Reward Interests are issued directly to the investor’s portfolio accounts that qualified for the Reward.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 9 OF THE OFFERING CIRCULAR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Offering Circular or this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 20 to Offering Circular is April 19, 2024.